FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2006.

The Toronto-Dominion Bank

(Translation of registrant's name into English)

c/o General Counsel’s Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: April 18, 2006	By:	/s/ Rasha El Sissi
		Name:	Rasha El Sissi
		Title:	Associate Vice President, Legal

TD Banknorth to Expand Its Presence in Northern New Jersey with the
Acquisition of Interchange Financial Services Corporation

Majority Shareholder TD Bank Financial Group Supports Strategic Complement to Recent
Hudson United Acquisition

Toronto, April 13, 2006: As announced earlier in a joint press release, TD Banknorth Inc. (NYSE: BNK) has entered into a definitive agreement to acquire Interchange Financial Services Corporation (“Interchange”) (NASDAQ: IFCJ), the parent company of Interchange Bank, for US$480.6 million in an all cash transaction. The deal is subject to approval by shareholders of Interchange, as well as customary regulatory approvals.

"We are pleased to continue our expansion in the wealthy and dynamic market of northern New Jersey," said William J. Ryan, TD Banknorth Chairman, President and Chief Executive Officer. "This is an excellent complement to our recent acquisition of Hudson United."

“This transaction is a perfect fit for TD Banknorth and TD Bank Financial Group is pleased to support another transaction that moves us closer to our shared vision of a U.S. growth franchise,” said Ed Clark, President and Chief Executive Officer of TD Bank Financial Group.

On a pro forma basis, the acquisition of Interchange will position TD Banknorth as New Jersey’s 9th largest bank and the 5th largest in Bergen County based on total deposits.

What this means for TD Bank Financial Group

The cash for the transaction will be financed primarily through TD Banknorth's sale of approximately 13 million shares of TD Banknorth common stock to TD Bank Financial Group (TDBFG), TD Banknorth's majority shareholder, at a price of US$31.17 per share, for a total of approximately US$405 million. On a pro forma basis TDBFG’s percentage ownership of TD Banknorth will increase to approximately 58.6% after giving effect to the transaction.

While the transaction is not material for TDBFG, it is expected to be slightly accretive to TDBFG’s consolidated earnings in the first year.

For further details on what this means for TD Banknorth, please refer to the joint press release issued earlier this afternoon with Interchange Financial Services Corporation and TD Banknorth’s analyst presentation that is available at www.tdbanknorth.com/investorrelations.

Conference Call Details

TD Banknorth will hold an analyst conference call on Monday, April 17, 2006, at 8:30 a.m. Eastern Daylight Time, to discuss details of the transaction. The call will feature a presentation by TD Banknorth CEO, Bill Ryan, and will be followed by a question and answer period for analysts and investors. Ed Clark, President and CEO, TD Bank Financial Group, and Colleen Johnston, TD Bank Financial Group Chief Financial Officer, will join the call to discuss the transaction from TDBFG’s perspective. The dial-in number for the call in the USA and Canada is 800-901-5226 and the international dial-in number is 617-786-4513. The passcode for the call is 76722311. The conference call is also being webcast by CCBN and can be accessed at TD Banknorth's website at www.tdbanknorth.com/investorrelations.

A replay of the conference call will be available shortly after the call's completion for at least 30 days. The replay dial-in number in the USA and Canada is 888-286-8010 and the international replay dial-in number is 617-801-6888. The replay passcode is 24409787. A webcast replay will also be available at TD Banknorth's website www.tdbanknorth.com/investorrelations.

About TD Bank Financial Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking including TD Canada Trust; Wealth Management including TD Waterhouse and an investment in TD Ameritrade; Wholesale Banking, including TD Securities; and U.S. Personal and Commercial Banking through TD Banknorth. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million online customers. TD Bank Financial Group had CDN$384 billion in assets, as of January 31, 2006. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD".

About TD Banknorth Inc.
TD Banknorth Inc. is a leading banking and financial services company headquartered in Portland, Maine and a majority-owned subsidiary of TD Bank Financial Group. At January 31, 2006, TD Banknorth had over US$40 billion of total consolidated assets and provided financial services to more than 1.5 million households in the Northeast. TD Banknorth's banking subsidiary, TD Banknorth, N.A., operates banking divisions in Connecticut, Maine, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania and Vermont. TD Banknorth and TD Banknorth, N.A. also operate subsidiaries and divisions in insurance, wealth management, merchant services, mortgage banking, government banking, private label credit cards, insurance premium financing and other financial services and offers investment products in association with PrimeVest Financial Services, Inc. The TD Banknorth common stock trades on the New York Stock Exchange under the symbol "BNK". For more information, visit http://www.TDBanknorth.com.

Forward-looking Information
This press release contains forward-looking statements regarding TD Banknorth’s acquisition of Interchange Financial Services Corporation and the effect on TDBFG’s earnings and percentage ownership of TD Banknorth. Words such as "expect", "feel", "believe", "will", "may", "anticipate", "plan", "estimate", "intend", "should" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) estimated cost savings from the acquisition cannot be fully realized within the expected time frame; (2) revenues following the acquisition are lower than expected; (3) competitive pressure among depository institutions increases significantly; (4) costs or difficulties related to the integration of the businesses of TD Banknorth and Interchange Financial Services Corporation are greater than expected; (5) changes in the interest rate environment reduce interest margins; (6) general economic conditions, either nationally or in the markets in which TD Banknorth will be doing business, are less favorable than expected; (7) legislation or changes in regulatory requirements adversely affect the businesses in which TD Banknorth would be engaged; or (8) factors which would result in a condition to the transaction not being met. None of TDBFG, TD Banknorth or Interchange Financial Services Corporation undertakes any obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

For Further Information:

TD Bank Financial Group

Investor Relations: Scott Lamb, 416-982-5075

Media Relations: Simon Townsend, 416-944-7161

TD Banknorth Inc.

Jeff Nathanson: 207-761-8517